

February 16, 2023

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5Ha-Tidhar Street
Raanana, 4366507, Israel

> **Re: Polyrizon Ltd.**
> **Amendment No. 4 to**
> **Registration Statement on Form F-1**
> **Filed February 3, 2023**
> **File No. 333-266745**

Dear Tomer Izraeli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

Amendment No. 4 to Registration Statement on Form F-4

Cover Page

1. We note your response to comment 1. Please clarify the statements in your response that appear to contradict. For example, at the bottom of page 4, you state, "The Company respectfully notes that it has removed from the selling shareholders all of the Company's directors and officer." At the top of page 6, you state, "No selling shareholder who is an officer or director of the Company and will be included in the Registration Statement is in the business of underwriting securities and none of such selling shareholders is a registered broker dealer or affiliated with a broker dealer."

    You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: David Huberman, Esq.